UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 26, 2022

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In the Matter of

Bluerock Homes Trust, Inc.
1345 Avenue of the Americas
32nd Floor
New York, NY 10105

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-41322

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Bluerock Homes Trust, Inc. has filed with the Commission and the New York Stock Exchange American an application to register its Class A common stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Bluerock Homes Trust, Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the New York Stock Exchange American shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief